EXHIBIT 99.2

VIA REGISTERED U.S. POSTAL MAIL AND ELECTRONIC MAIL
board.directors@mnk.com; investor.relations@mnk.com;

March 10, 2021

Board of Directors – All Members
Mallinckrodt Plc.
675 McDonnell Blvd.
St. Louis, MO 63042
United States of America

Re: Mallinckrodt Plc. Shareholder Action – Immediate Response Demanded and Required

Ladies and Gentlemen:

The Buxton Helmsley Group, Inc. (“Buxton”) is a registered investment adviser. As you are now aware, Buxton and a group of like-minded investors have acquired a 5.6% interest in Mallinckrodt plc (the “Company”).

The Board of Directors have thus far ignored the Company's shareholders and acted in complete disregard of the owners of the Company and the duties it owes to them. We can no longer sit idle while this Board recklessly pursues the complete destruction of shareholder value. The Board's failures are almost too numerous to mention, but to name a few:

•	Pursuing reorganization plans that ignore the intrinsic value of the Company and rob the shareholders at any chance of realizing value;
•	Failing to explore a meaningful bidding process or strategic alternatives that would have preserved the value of the Company and its products;
•	Undervaluing drugs in the pipeline;
•	Self-dealing;
•	Failure to comply with ownership requirements for the Board and management;
•	Capriciously settling litigation for the convenience of the Board and its management without regard to the impact on the owners of the Company.

Despite the Company's present condition, we firmly believe that there is much to be gained from a successful and rapid transition in strategy and leadership.

We demand that the Board of Directors contact me at once to discuss our proposals for righting these wrongs. We expect the Board to be mindful of its duties and to take our proposals seriously.

Ultimately, shareholders like us have means to effect changes necessary to protect our investment. We are prepared to take any legally permissible action to hold this Board and management accountable for their many failures and betrayals.

I look forward to hearing from you as soon as possible, holding a telephonic conference (with all directors present) no later than 4:00 pm Eastern Standard Time on Friday, March 12, 2021.

Most Sincerely,

/s/ Alexander Parker

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.